HART & HART, LLC
                               ATTORNEYS AT LAW
                            1624 Washington Street
                               Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Will Hart                                             Facsimile:  (303) 839-5414
                           (303) 839-0061

                                April 14, 2014


Coy Garrison
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Nevada Health Scan, Inc.
            Form 8-K
            Filed January 29, 2014
            File No. 000-54231


Dear Mr. Garrison:

      This office represents Nevada Health Scan, Inc. (the "Company"). The staff's letter of February 5, 2014 has been referred to us for our review and response.

      Strategic Capital Partners, LLC acquired 14, 950,000 shares of the Company's common stock from former shareholders of the Company. In the transaction which is the subject of the 8-K report filed on January 29, 2014, the Company did not issue any shares and did not acquire a business or any assets.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & HART, LLC

                                          /s/ William T. Hart

                                          William T. Hart







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